SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*



                           Frisch's Restaurants, Inc.
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                                (Name of Issuer)



                      Common Stock, no par value per share
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                         (Title of Class of Securities)



                                    358748101
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                                 (CUSIP Number)



                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 8, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP NO. 358748101                13D     Page      2      of    4      Pages
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 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mr. Jerry L. Ruyan - ###-##-####
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b)

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 3        SEC USE ONLY


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 4        SOURCE OF FUNDS*

             PF
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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]


--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                         -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                           44,095
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                          14,216
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 44,095
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .008%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 358748101                13D     Page      3      of     4      Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Barry S. Nussbaum -- ###-##-####
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]

                                                                         (b)

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                         -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                           44,095
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                           29,879
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               44,095
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .008%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     - 1 - This Amendment No. 10 to Schedule 13D is filed for the purpose of amending Item 5 as follows:

Item 5.  Interest in Securities of the Issuer.

     Messrs. Ruyan and Nussbaum ceased to be a 5% beneficial owner of Frisch's outstanding Common Stock by virtue of a sale of stock made by Mr. Ruyan on December 8, 1999 as detailed below.

     The following lists all transactions in the Common Stock of Frisch's effected during the last 60 days by Messrs. Nussbaum and Ruyan. Those transactions consisted solely of sales.


    Person             Date of Transaction     Amount Sold     Price Per Share
------------------     -------------------     -----------     ---------------
Barry S. Nussbaum           10/15/99                 560            $10.188
Barry S. Nussbaum           10/15/99                 800            $10.125
Jerry L. Ruyan              10/21/99              31,500            $10.0377
Jerry L. Ruyan              10/22/99              51,000            $10.00
Jerry L. Ruyan              11/23/99                 700            $10.00
Barry S. Nussbaum           11/30/99               1,150            $ 9.625
Jerry L. Ruyan              12/8/99              240,993            $10.00

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated:  December 13, 1999                     *
                                            ------------------------------------
                                                  Jerry L. Ruyan

                                              *
                                            ------------------------------------
                                                   Barry S. Nussbaum



                                            *By:    /s/Gary P. Kreider
                                                --------------------------------
                                                    Gary P. Kreider
                                                    Attorney-in-Fact